FORM 6-K
                       securities and exchange commission
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Commission file number 333-102846


For the month of December 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes / /  No /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes / /  No /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / /  No /X/

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Sanitec International S.A.
                                   (Registrant)


                                   By:  /s/  Timo Lehto
                                        ------------------------------------
                                   Name:    Timo Lehto
                                   Title:   Principal Financial
                                            Officer and Director

01 December 2003

                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on June 24, 2003, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o    our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o    our ability to establish and maintain production and supply channels;

o    our ability to compete effectively in a highly competitive environment; and

o    our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

INTERIM FINANCIAL REPORT JANUARY -- SEPTEMBER 2003

SANITEC

(UNAUDITED)

                                                                25 November 2003
                                                                    Page 2 of 26


TABLE OF CONTENTS

Highlights.....................................................................3

Basis of Financial Presentation................................................4

Tables.........................................................................5

   Consolidated Statements of Operations, January - September 2003.............5

   Consolidated Balance Sheets, Assets.........................................6

   Consolidated Balance Sheets, Shareholders' Equity and Total Liabilities.....7

   Consolidated Statements of Cash Flows, January - September 2003.............8

   Consolidated Statements of Cash Flows, July - September 2003...............11

   Consolidated Statements of Operations, July - September 2003...............13

   Consolidated Segment Information...........................................14

Operating and Financial Review................................................15

Quantitative and Qualitative Disclosures About Market Risk....................24

                                                                25 November 2003
                                                                    Page 3 of 26



Highlights


THIRD QUARTER 2003

o THIRD QUARTER 2003 NET SALES OF EUR 226.7 MILLION WERE DOWN AGAINST THE SAME QUARTER IN 2002 BY EUR 10.2 MILLION OR 4.3% IN TOTAL. EXCLUDING CURRENCY EXCHANGE RATE EFFECTS, 1.9% LESS SALES WERE RECOGNIZED.

o EBITDA OF EUR 33.6 MILLION OR 14.8% OF NET SALES FOR THE THIRD QUARTER IS EUR 1.9 MILLION OR 5.3% LOWER THAN AT THE SAME TIME LAST YEAR. ADJUSTED FOR RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, THE EBITDA MARGIN INCREASED TO 15.7% OF NET SALES COMPARED TO 14.8% LAST YEAR ON A COMPARABLE BASIS.

o OPERATING PROFIT FOR THE THIRD QUARTER DECREASED TO EUR 12.2 MILLION OR 5.4% OF NET SALES COMPARED TO EUR 13.2 MILLION OR 5.6% DURING THE THIRD QUARTER OF 2002. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, OPERATING PROFIT INCREASED TO EUR 14.2 MILLION OR 6.3% OF NET SALES FOR THE QUARTER COMPARED TO 5.3% LAST YEAR.

o TOTAL CAPITAL EXPENDITURE WAS EUR 10.4 MILLION OR 4.6% OF NET SALES FOR THE QUARTER. THIS REPRESENTS AN INCREASE OF EUR 0.6 MILLION COMPARED TO LAST YEAR.

o    EUR 16.6 MILLION IN CASH WAS GENERATED AND OUR NET DEBT WAS REDUCED BY EUR
     20.0 MILLION IN THE THIRD QUARTER OF 2003.

o OUR REVOLVING CREDIT FACILITY OF EUR 50 MILLION WAS UNDRAWN AND WE WERE IN FULL COMPLIANCE WITH OUR LOAN COVENANTS.


YEAR TO DATE SEPTEMBER 2003

o SEPTEMBER YEAR TO DATE NET SALES WERE EUR 713.8 MILLION, WHICH IS EUR 31.7 MILLION OR 4.3% BELOW THE COMPARABLE NINE-MONTH PERIOD IN 2002 IN TOTAL. CURRENCY EXCHANGE RATE EFFECTS ACCOUNT FOR EUR 18.9 MILLION OR 59.6% OF THE TOTAL VARIANCE.

o EBITDA FOR THE PERIOD WAS EUR 106.3 MILLION OR 14.9% OF NET SALES COMPARED TO EUR 109.0 MILLION OR 14.6% OF NET SALES IN THE SAME PERIOD OF 2002. ON A COMPARABLE BASIS EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, EBITDA INCREASED TO EUR 115.2 MILLION OR 16.1% OF NET SALES COMPARED TO EUR 110.5 MILLION OR 14.8% OF NET SALES IN THE FIRST NINE MONTHS OF 2002.

o OPERATING PROFIT FOR THE NINE-MONTH PERIOD INCREASED TO EUR 40.9 MILLION OR 5.7% OF NET SALES COMPARED TO EUR 36.6 MILLION OR 4.9% OF NET SALES DURING THE SAME PERIOD IN 2002. ON A LIKE TO LIKE BASIS EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, OPERATING PROFIT INCREASED TO EUR 49.7 MILLION OR 7.0% OF NET SALES WHICH IS A 30.8% IMPROVEMENT OVER THE SAME TIME LAST YEAR.

o TOTAL CAPITAL EXPENDITURE WAS EUR 22.8 MILLION OR 3.2% OF NET SALES FOR THE NINE-MONTH PERIOD OF 2003 WHICH IS A DECREASE OF EUR 26.8 MILLION OR 54.0% COMPARED TO LAST YEAR.

o THE NET INDEBTEDNESS WAS EUR 687.5 MILLION EXCLUDING THE SHAREHOLDER AND PIK LOANS WHICH IS EUR 4.0 MILLION OR 0.6% LOWER THAN ON SEPTEMBER 30, 2002.

                                                                25 November 2003
                                                                    Page 4 of 26


BASIS OF FINANCIAL PRESENTATION

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. was incorporated on May 8, 2001 and remained dormant until activated to issue the EUR 260 million High Yield Senior Notes in May 2002. Sanitec International S.A. became the parent company of Pool Acquisition Netherlands B.V. on April 3, 2002 when all the shares in Pool Acquisition Netherlands B.V. were transferred as contribution in kind to Sanitec International S.A. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

Pool Acquisition Netherlands B.V. was a limited liability company established and registered with the Commercial Register in the Netherlands. The company was incorporated on May 10, 2001 and became the parent company of Sanitec Oy, formerly Pool Acquisition Helsinki Oy on November 14, 2001. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

Sanitec Oy, formerly Pool Acquisition Helsinki Oy was established and registered as a limited liability company with the Commercial Register in Finland on April 6, 2001 in order to acquire Sanitec Oyj. This acquisition took place on June 7, 2001. On March 31, 2002, Sanitec Oyj was merged with its parent company Sanitec Oy, formerly Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy, in English Sanitec Corporation, as of the same date.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of September 30, 2003 are materially the same as those applied for the year ended December 31, 2002. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy on June 7, 2001 was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec Oyj acquisition are included as a component of goodwill. Such goodwill is amortized according to plan over a period of 20 years, and the goodwill amortization is disclosed as a separate item in the consolidated statements of operations.

                                                                25 November 2003
                                                                   Page 5 of 26


Tables


CONSOLIDATED STATEMENTS OF OPERATIONS, JANUARY - SEPTEMBER 2003

(see also page 12)

(Amounts in millions of euro)                                    POOL
                                                          ACQUISITION
                                                          NETHERLANDS
                                                                 B.V.             SANITEC INTERNATIONAL S.A. (1)
                                                         ------------- -----------------------------------------------
                                                          (unaudited)    (unaudited)     (unaudited)
                                                          Period from    Period from     Period from      Period from
                                                          January 1 -    January 1 -     January 1 -      January 1 -
                                                            March 31,       June 30,   September 30,     December 31,
                                                                 2002          2002             2002             2002
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                       251.5        508.6             745.5          985.4
Other operating income                                            0.9          3.6               4.5            7.5
Operating expenses:
  Cost of products sold - materials and consumables            (77.9)       (157.1)          (235.4)        (308.8)
  Personnel                                                    (78.8)       (157.8)          (226.0)        (299.5)
  Outside services                                             (24.0)        (49.1)           (71.6)         (94.6)
  Depreciation and writedowns                                  (11.1)        (27.8)           (38.8)         (51.4)
  Amortization of goodwill                                     (11.1)        (22.3)           (33.6)         (44.1)
  Other operating expenses                                     (37.2)        (74.6)          (108.0)        (142.4)
----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 12.3          23.5             36.6           52.1
Other income (expenses):
Equity in income (loss) of associated companies                   0.1           0.2              0.2            0.5
Other income and expenses, net                                 (21.0)        (54.5)           (77.0)        (100.4)
----------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS        (8.6)        (30.9)           (40.2)         (47.8)
Income taxes                                                    (5.6)        (13.6)           (18.5)         (26.4)
Minority interests                                              (0.2)         (0.3)            (0.5)          (0.6)
----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              (14.4)        (44.8)           (59.2)         (74.8)
======================================================================================================================
EBITDA                                                          34.5          73.6             109.0          147.6



(Amounts in millions of euro)

                                                                     SANITEC INTERNATIONAL S.A. (1)
                                                         --------------------------------------------------
                                                              (unaudited)     (unaudited)      (unaudited)
                                                              Period from     Period from      Period from
                                                              January 1 -     January 1 -      January 1 -
                                                                March 31,        June 30,     September 30,
                                                                     2003            2003             2003
-----------------------------------------------------------------------------------------------------------
NET SALES                                                           241.9           487.1            713.8
Other operating income                                                1.6             2.8              4.1
Operating expenses:
  Cost of products sold - materials and consumables                (73.7)         (150.9)          (225.6)
  Personnel                                                        (75.6)         (150.4)          (216.3)
  Outside services                                                 (22.0)          (42.6)           (62.4)
  Depreciation and writedowns                                      (11.4)          (22.2)           (32.9)
  Amortization of goodwill                                         (11.0)          (21.8)           (32.5)
  Other operating expenses                                         (34.7)          (73.3)          (107.3)
-----------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                     15.1            28.7             40.9
Other income (expenses):
Equity in income (loss) of associated companies                       0.5             2.0              3.7
Other income and expenses, net                                     (24.3)          (46.1)           (69.6)
-----------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS            (8.7)          (15.4)           (25.0)
Income taxes                                                        (5.7)          (12.4)           (18.7)
Minority interests                                                  (0.2)           (0.4)            (0.6)
-----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                  (14.6)          (28.2)           (44.3)
===========================================================================================================
EBITDA                                                               37.5            72.7            106.3



(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                25 November 2003
                                                                    Page 6 of 26

CONSOLIDATED BALANCE SHEETS, ASSETS

                                                 POOL ACQUISITION
(Amounts in millions of euro)                    NETHERLANDS B.V.                  SANITEC INTERNATIONAL S.A. (1)
                                                 -----------------   ----------------------------------------------------
                                                       (unaudited)    (unaudited)         (unaudited)
                                                      At March 31,    At June 30,    At September 30,    At December 31,
                                                              2002           2002                2002               2002
-------------------------------------------------------------------------------------------------------------------------
Fixed assets and other long-term investments
Intangible assets, net:
   Goodwill                                                  760.2          751.7               746.3             721.5
   Other intangible assets                                    30.5           43.1                44.6              45.1
-------------------------------------------------------------------------------------------------------------------------
                                                             790.7          794.8               790.9             766.6
Property, plant and equipment, net:
   Land                                                       52.4           54.6                55.0              73.1
   Buildings                                                  95.1           90.8                90.5             111.0
   Machinery and equipment                                   102.8           96.9                94.9             100.9
   Other tangible assets                                       6.7            6.5                 6.2               6.2
   Advances paid and construction in progress                 16.3           18.7                20.3              11.2
-------------------------------------------------------------------------------------------------------------------------
                                                             273.4          267.5               266.8             302.4
Long-term investments and receivables:
   Investment securities                                       1.0            1.1                 1.1               0.8
   Other receivables                                          10.0            9.5                 9.6               9.2
-------------------------------------------------------------------------------------------------------------------------
                                                              11.0           10.6                10.7              10.0
Investments in associated companies                           40.1           35.2                35.6              33.8
-------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS         1,115.2        1,108.1             1,104.0           1,112.8
Current assets:
Inventories:
   Finished goods                                             85.2           83.3                76.9              78.2
   Work in progress                                           17.9           19.0                18.9              21.9
   Raw material                                               60.0           59.3                58.4              56.5
-------------------------------------------------------------------------------------------------------------------------
                                                             163.1          161.6               154.3             156.6
Trade accounts receivable                                    182.5          189.2               176.7             154.5
Loans receivable                                               6.4            7.1                 6.4               6.0
Prepaid expenses and accrued income                           40.4           29.9                26.7              22.1
Deferred tax assets                                            5.8            4.9                 4.7                 -
Other current assets                                          13.9           13.7                13.3              14.4
Cash and cash equivalents                                     51.6           29.3                54.0              34.6
-------------------------------------------------------------------------------------------------------------------------
                                                             300.7          274.1               281.9             231.6
TOTAL CURRENT ASSETS                                         463.9          435.7               436.2             388.2
TOTAL ASSETS                                               1,579.1        1,543.8             1,540.2           1,501.0
=========================================================================================================================


(Amounts in millions of euro)                                 SANITEC INTERNATIONAL S.A. (1)
                                                      -----------------------------------------------
                                                       (unaudited)   (unaudited)         (unaudited)
                                                      At March 31,   At June 30,    At September 30,
                                                              2003          2003                2003
-----------------------------------------------------------------------------------------------------
Fixed assets and other long-term investments
Intangible assets, net:
   Goodwill                                                  707.7         696.6               685.5
   Other intangible assets                                    43.5          43.2                41.4
-----------------------------------------------------------------------------------------------------
                                                             751.2         739.8               726.9
Property, plant and equipment, net:
   Land                                                       72.4          71.1                71.1
   Buildings                                                 106.8         104.2               101.7
   Machinery and equipment                                    94.4          94.3                87.4
   Other tangible assets                                       5.9           5.8                 5.6
   Advances paid and construction in progress                 12.4          11.9                21.8
-----------------------------------------------------------------------------------------------------
                                                             291.9         287.3               287.6
Long-term investments and receivables:
   Investment securities                                       0.5           0.4                 0.4
   Other receivables                                           9.2           9.6                 9.9
-----------------------------------------------------------------------------------------------------
                                                               9.7          10.0                10.3
Investments in associated companies                           33.0          33.0                34.1
-----------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS         1,085.8       1,070.1             1,058.9
Current assets:
Inventories:
   Finished goods                                             80.7          83.3                79.3
   Work in progress                                           23.1          23.1                22.1
   Raw material                                               58.0          57.8                55.9
-----------------------------------------------------------------------------------------------------
                                                             161.8         164.2               157.3
Trade accounts receivable                                    179.5         187.6               178.8
Loans receivable                                               5.5           5.1                 5.3
Prepaid expenses and accrued income                           20.0          21.7                18.6
Deferred tax assets                                              -             -                   -
Other current assets                                          23.1          12.1                14.4
Cash and cash equivalents                                     14.1          15.3                31.3
-----------------------------------------------------------------------------------------------------
                                                             242.2         241.8               248.4
TOTAL CURRENT ASSETS                                         404.0         406.0               405.7
TOTAL ASSETS                                               1,489.8       1,476.1             1,464.6
=====================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                25 November 2003
                                                                    Page 7 of 26


CONSOLIDATED BALANCE SHEETS, SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES

(Amounts in millions of euro)                          POOL
                                                ACQUISITION
                                                NETHERLANDS              SANITEC INTERNATIONAL S.A. (1)
                                                       B.V.
                                              --------------    ---------------------------------------------------
                                                (unaudited)     (unaudited)        (unaudited)
                                               At March 31,     At June 30,   At September 30,    At December 31,
                                                       2002            2002               2002               2002
------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Share capital                                        30.0            10.0               10.0               10.0
  Share premium funds                                 120.0           140.1              140.1              140.1
  Other reserves                                      (0.3)           (8.4)              (6.5)              (9.6)
  Retained earnings (deficit)                        (17.3)          (23.9)             (24.6)             (25.0)
  Net income (loss) for the period                   (14.4)          (44.8)             (59.2)             (74.8)
------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                            118.0            73.0               59.7               40.7

Minority interests                                      4.0             2.9                3.1                3.2

Provisions                                             97.9            98.8               96.0               94.1

Non-current liabilities:
  Long term debt, excluding current
     installments                                     734.7           732.9              733.2              719.6
  Shareholder loans and subordinated
     loans                                            372.2           378.7              378.7              405.0
  Deferred tax liabilities                                -               -                  -                7.9
------------------------------------------------------------------------------------------------------------------
                                                    1,106.9         1,111.5            1,111.9            1,132.5

Current liabilities:
  Current debt                                         19.5            13.0                3.6                4.9
  Current installments of long-term debt               15.4            22.2               23.7               26.1
  Trade accounts payable                               86.9            93.0               83.9               92.5
  Accrued expenses and deferred income                111.7           115.2              143.2               94.6
  Other current liabilities                            18.8            14.2               15.1               12.4
------------------------------------------------------------------------------------------------------------------
                                                      252.3           257.6              269.5              230.5

TOTAL LIABILITIES                                   1,359.2         1,369.2            1,381.4            1,363.0

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES          1,579.1         1,543.8            1,540.2            1,501.0
==================================================================================================================



(Amounts in millions of euro)
                                                        SANITEC INTERNATIONAL S.A. (1)

                                              ---------------------------------------------------
                                               (unaudited)      (unaudited)          (unaudited)
                                              At March 31,      At June 30,     At September 30,
                                                      2003             2003                 2003
-------------------------------------------------------------------------------------------------
Shareholders' equity:
  Share capital                                       10.0             10.0                 10.0
  Share premium funds                                140.1            140.1                140.1
  Other reserves                                    (15.1)           (15.7)               (16.5)
  Retained earnings (deficit)                      (102.6)          (104.6)              (104.2)
  Net income (loss) for the period                  (14.6)           (28.2)               (44.3)
-------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                            17.8              1.6               (14.9)

Minority interests                                     3.3              3.5                  3.1

Provisions                                            92.3             95.9                 94.4

Non-current liabilities:
  Long term debt, excluding current
     installments                                    719.5            700.0                700.0
  Shareholder loans and subordinated
     loans                                           405.0            410.0                410.0
  Deferred tax liabilities                             9.8             10.2                 10.6
-------------------------------------------------------------------------------------------------
                                                   1,134.3          1,120.2              1,120.6

Current liabilities:
  Current debt                                         3.3              6.4                  2.9
  Current installments of long-term debt              25.8             31.6                 31.1
  Trade accounts payable                              86.9             89.7                 75.8
  Accrued expenses and deferred income                98.0             96.7                113.9
  Other current liabilities                           28.1             30.5                 37.7
-------------------------------------------------------------------------------------------------
                                                     242.1            254.9                261.4

TOTAL LIABILITIES                                  1,376.4          1,375.1              1,382.0

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES         1,489.8          1,476.1              1,464.6
=================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                25 November 2003
                                                                    Page 8 of 26





CONSOLIDATED STATEMENTS OF CASH FLOWS, JANUARY - SEPTEMBER 2003

                                                            POOL
                                                     ACQUISITION
                                                     NETHERLANDS
(Amounts in millions of euro)                               B.V.                  SANITEC INTERNATIONAL S.A.
                                                   --------------    -------------------------------------------------
                                                     (unaudited)      (unaudited)        (unaudited)
                                                     Period from      Period from        Period from      Period from
                                                     January 1 -      January 1 -        January 1 -      January 1 -
                                                       March 31,         June 30,      September 30,     December 31,
                                                            2002             2002               2002             2002
----------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                            12.3             23.5               36.6             52.1
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                 22.1             50.1               72.4             95.5
   Selling profit / (loss) of fixed assets                   0.0            (0.2)              (0.3)              0.5
----------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                    34.5             73.4              108.7            148.1
Changes in working capital
   Current assets, non-interest bearing,
    (increase) / decrease                                 (15.2)           (27.7)             (11.9)              1.0
   Inventories, (increase) / decrease                      (0.9)            (2.8)                4.9              1.5
   Current liabilities, non-interest bearing,
    increase/ (decrease)                                  (16.7)           (10.2)             (25.6)           (36.0)
----------------------------------------------------------------------------------------------------------------------
                                                          (32.7)           (40.6)             (32.6)           (33.5)
Cash flow from operating activities before
   financial items and taxes                                 1.7             32.8               76.1            114.6
Interest expenses paid                                    (11.3)           (30.5)             (36.0)           (66.5)
Interest income received                                     1.6              2.6                3.6              4.3
Other financial income received and paid                     3.2              5.8                9.7              1.4
Income taxes paid                                          (6.9)            (8.7)             (11.1)           (14.7)
----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                   (11.7)              2.0               42.3             39.1
======================================================================================================================
Cash flow from investing activities:
Investments in tangible and intangible assets              (7.7)           (39.7)             (49.6)       (63.7) (1)
Proceeds from sale of tangible and intangible
   assets                                                    2.3              3.2                3.3              5.4
----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                    (5.4)           (36.5)             (46.3)           (58.3)
======================================================================================================================



(Amounts in millions of euro)                                SANITEC INTERNATIONAL S.A.
                                                   -----------------------------------------------
                                                   (unaudited)      (unaudited)       (unaudited)
                                                   Period from      Period from       Period from
                                                   January 1 -      January 1 -       January 1 -
                                                     March 31,         June 30,     September 30,
                                                          2003             2003              2003
--------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                          15.1             28.7              40.9
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown               22.4             44.0              65.4
   Selling profit / (loss) of fixed assets                   -                -             (0.1)
--------------------------------------------------------------------------------------------------
Cash flow before working capital changes                  37.5             72.7             106.2
Changes in working capital
   Current assets, non-interest bearing,
    (increase) / decrease                               (36.1)           (34.1)            (25.3)
   Inventories, (increase) / decrease                    (8.3)           (11.2)             (3.9)
   Current liabilities, non-interest bearing,
    increase/ (decrease)                                 (0.3)              4.5             (7.8)
--------------------------------------------------------------------------------------------------
                                                        (44.7)           (40.8)            (37.0)
Cash flow from operating activities before
   financial items and taxes                             (7.2)             31.9              69.2
Interest expenses paid                                   (8.2)           (25.5)            (30.3)
Interest income received                                   0.9              1.5               2.2
Other financial income received and paid                   2.6              1.0               2.6
Income taxes paid                                        (5.0)            (9.4)            (13.9)
--------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES (A)                 (16.9)            (0.5)              29.8
==================================================================================================
Cash flow from investing activities:
Investments in tangible and intangible assets            (5.2)           (12.4)            (22.8)
Proceeds from sale of tangible and intangible
   assets                                                  0.3              4.1               4.3
--------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                  (4.9)            (8.3)            (18.5)
==================================================================================================

                                                                25 November 2003
                                                                    Page 9 of 26


1) EUR 23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR 3.8 million refers to the buy-out of Sanitec's minority shareholders.

                                                                25 November 2003
                                                                   Page 10 of 26


(Continues from previous page)

                                                  POOL ACQUISITION
(Amounts in millions of euro)                     NETHERLANDS B.V.                   SANITEC INTERNATIONAL S.A.
                                                 ------------------      ---------------------------------------------------
                                                       (unaudited)       (unaudited)         (unaudited)
                                                       Period from       Period from         Period from      Period from
                                                       January 1 -       January 1 -         January 1 -      January 1 -
                                                         March 31,          June 30,       September 30,     December 31,
                                                              2002              2002                2002             2002
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                      (0.6)             (0.2)               (0.2)            (0.3)
Current loans increase / (decrease)                          (1.4)             (6.0)              (15.4)            (9.7)
New long term loans                                            2.9             280.2               280.2            280.2
Amortization of long term loans                                 --           (276.3)             (276.3)          (283.9)
Dividends paid                                                  --             (1.2)               (1.2)            (1.2)
Other changes, including exchange rate
   changes                                                   (0.3)             (0.6)                 2.9              0.8
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                        0.7             (4.1)              (10.0)           (14.1)
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
   (A+B+C), INCREASE / (DECREASE)                           (16.4)            (38.7)              (14.0)           (33.3)
============================================================================================================================
Cash and cash equivalents at the beginning of
period                                                        68.0              68.0                68.0             67.9
Cash and cash equivalents at the end of
   period                                                     51.6              29.3                54.0             34.6
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents
As previously reported                                        68.0              68.0                68.0             68.0
Foreign exchange adjustment                                    0.0               0.0                 0.0            (0.1)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of
  period                                                      68.0              68.0                68.0             67.9
Change in cash and cash equivalents                         (16.4)            (38.7)              (14.0)           (33.3)
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END
  OF PERIOD                                                   51.6              29.3                54.0             34.6
============================================================================================================================





(Amounts in millions of euro)                                   SANITEC INTERNATIONAL S.A.
                                                   -------------------------------------------------
                                                    (unaudited)      (unaudited)         (unaudited)
                                                    Period from      Period from         Period from
                                                    January 1 -      January 1 -         January 1 -
                                                      March 31,         June 30,       September 30,
                                                           2003             2003                2003
----------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                     0.3              0.2               (0.4)
Current loans increase / (decrease)                       (1.7)              1.6               (2.0)
New long term loans                                         3.2              3.2                 3.2
Amortization of long term loans                              --           (13.7)              (13.7)
Dividends paid                                               --               --               (0.6)
Other changes, including exchange rate
   changes                                                  1.7              0.8                 2.1
----------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                     3.5            (7.9)              (11.4)
----------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
   (A+B+C), INCREASE / (DECREASE)                        (18.3)           (16.7)               (0.1)
====================================================================================================
Cash and cash equivalents at the beginning of
period                                                     32.4             32.0                31.4
Cash and cash equivalents at the end of
   period                                                  14.1             15.3                31.3
----------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents
As previously reported                                     34.6             34.6                34.6
Foreign exchange adjustment                               (2.2)            (2.6)               (3.2)
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of
  period                                                   32.4             32.0                31.4
Change in cash and cash equivalents                      (18.3)           (16.7)               (0.1)
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END
  OF PERIOD                                                14.1             15.3                31.3
====================================================================================================

                                                                25 November 2003
                                                                   Page 11 of 26


CONSOLIDATED STATEMENTS OF CASH FLOWS, JULY - SEPTEMBER 2003

                                                             POOL
                                                      ACQUISITION
                                                      NETHERLANDS
(Amounts in millions of euro)                                B.V.               SANITEC INTERNATIONAL S.A.
                                                   ---------------    ----------------------------------------------
                                                      (unaudited)      (unaudited)       (unaudited)     (unaudited)
                                                      Period from      Period from       Period from     Period from
                                                      January 1 -        April 1 -          July 1 -     October 1 -
                                                        March 31,         June 30,     September 30,    December 31,
                                                             2002             2002              2002            2002
--------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                             12.3             11.1              13.2            15.5
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                  22.1             28.0              22.3            23.1
   Selling profit / (loss) of fixed assets                    0.0            (0.2)             (0.1)             0.8
--------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                     34.5             38.9              35.3            39.4
Changes in working capital
   Current assets, non-interest bearing,
       (increase) /decrease                                (15.2)           (12.4)              15.8            12.9
   Inventories, (increase) / decrease                       (0.9)            (1.9)               7.7           (3.4)
   Current liabilities, non-interest bearing,
       increase/ (decrease)                                (16.7)              6.5            (15.4)          (10.4)
--------------------------------------------------------------------------------------------------------------------
                                                           (32.7)            (7.9)               8.0           (0.9)
Cash flow from operating activities before
   financial items and taxes                                  1.7             31.0              43.4            38.5
Interest expenses paid                                     (11.3)           (19.1)             (5.5)          (30.5)
Interest income received                                      1.6              1.0               1.0             0.7
Other financial income received and paid                      3.2              2.6               3.9           (8.3)
Income taxes paid                                           (6.9)            (1.8)             (2.4)           (3.6)
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                    (11.7)             13.7              40.3           (3.2)
--------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
Investments in tangible and intangible assets               (7.7)           (32.1)             (9.8)          (14.1)
Proceeds from sale of tangible and intangible
   assets                                                     2.3              0.9               0.1             2.1
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                     (5.4)           (31.1)             (9.7)          (12.0)
====================================================================================================================



(Amounts in millions of euro)                               SANITEC INTERNATIONAL S.A.
                                                   ----------------------------------------------
                                                   (unaudited)      (unaudited)      (unaudited)
                                                   Period from      Period from      Period from
                                                   January 1 -        April 1 -         July 1 -
                                                     March 31,         June 30,    September 30,
                                                          2003             2003             2003
-------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                          15.1             13.6             12.2
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown               22.4             21.6             21.4
   Selling profit / (loss) of fixed assets                   -                -            (0.1)
-------------------------------------------------------------------------------------------------
Cash flow before working capital changes                  37.5             35.2             33.5
Changes in working capital
   Current assets, non-interest bearing,
       (increase) /decrease                             (36.1)              2.0              8.8
   Inventories, (increase) / decrease                    (8.3)            (2.9)              7.3
   Current liabilities, non-interest bearing,
       increase/ (decrease)                              (0.3)              4.8           (12.3)
-------------------------------------------------------------------------------------------------
                                                        (44.7)              3.9              3.8
Cash flow from operating activities before
   financial items and taxes                             (7.2)             39.1             37.3
Interest expenses paid                                   (8.2)           (17.3)            (4.8)
Interest income received                                   0.9              0.6              0.7
Other financial income received and paid                   2.6            (1.6)              1.6
Income taxes paid                                        (5.0)            (4.4)            (4.5)
-------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                 (16.9)             16.4             30.3
-------------------------------------------------------------------------------------------------
Cash flow from investing activities:
Investments in tangible and intangible assets            (5.2)            (7.2)           (10.4)
Proceeds from sale of tangible and intangible
   assets                                                  0.3              3.8              0.2
-------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                  (4.9)            (3.4)           (10.2)
=================================================================================================

                                                                25 November 2003
                                                                   Page 12 of 26


(Continues from previous page)

                                                              POOL
                                                       ACQUISITION
                                                       NETHERLANDS
(Amounts in millions of euro)                                 B.V.                    SANITEC INTERNATIONAL S.A.
                                               ---------------------     --------------------------------------------------
                                                        (unaudited)       (unaudited)       (unaudited)        (unaudited)
                                                        Period from       Period from       Period from        Period from
                                                        January 1 -         April 1 -          July 1 -        October 1 -
                                                          March 31,          June 30,     September 30,       December 31,
                                                               2002              2002              2002               2002
---------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                       (0.6)               0.3               0.0              (0.1)
Current loans increase / (decrease)                           (1.4)             (4.6)             (9.4)                5.7
New long term loans                                             2.9             277.3             (0.0)                0.0
Amortization of long term loans                                 0.0           (276.3)               0.0              (7.6)
Dividends paid                                                  0.0             (1.2)               0.0                0.0
Other changes, including exchange rate changes                (0.3)             (0.3)               3.5              (2.1)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                         0.7             (4.8)             (5.9)              (4.1)
---------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
   (A+B+C), INCREASE / (DECREASE)                            (16.4)            (22.2)              24.7             (19.3)
===========================================================================================================================
Cash and cash equivalents at the
   beginning of period                                         68.0              51.6              29.3               54.0
Cash and cash equivalents at the end of
   period                                                      51.6              29.3              54.0               34.6
---------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash
equivalents
As previously reported                                         68.0              51.6              29.3               54.0
Foreign exchange adjustment                                     0.0               0.0               0.0              (0.1)
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the
  beginning of period                                          68.0              51.6              29.3               53.9
Change in cash and cash equivalents                          (16.4)            (22.2)              24.7             (19.3)
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END
  OF PERIOD                                                    51.6              29.3              54.0               34.6
===========================================================================================================================





(Amounts in millions of euro)                                     SANITEC INTERNATIONAL S.A.
                                                        -----------------------------------------------
                                                        (unaudited)       (unaudited)       (unaudited)
                                                        Period from       Period from       Period from
                                                        January 1 -         April 1 -          July 1 -
                                                          March 31,          June 30,     September 30,
                                                               2003              2003              2003
--------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                         0.3             (0.1)             (0.6)
Current loans increase / (decrease)                           (1.7)               3.3             (3.6)
New long term loans                                             3.2                --                --
Amortization of long term loans                                  --            (13.7)                --
Dividends paid                                                   --                --             (0.6)
Other changes, including exchange rate changes                  1.7             (0.9)               1.3
--------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                         3.5            (11.4)             (3.5)
--------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
   (A+B+C), INCREASE / (DECREASE)                            (18.3)               1.6              16.6
========================================================================================================
Cash and cash equivalents at the
   beginning of period                                         32.4              13.7              14.7
Cash and cash equivalents at the end of
   period                                                      14.1              15.3              31.3
--------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash
equivalents
As previously reported                                         34.6              14.1              15.3
Foreign exchange adjustment                                   (2.2)             (0.4)             (0.6)
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the
  beginning of period                                          32.4              13.7              14.7
Change in cash and cash equivalents                          (18.3)               1.6              16.6
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END
  OF PERIOD                                                    14.1              15.3              31.3
========================================================================================================

                                                                25 November 2003
                                                                   Page 13 of 26


CONSOLIDATED STATEMENTS OF OPERATIONS, JULY - SEPTEMBER 2003


(Amounts in millions of euro)            POOL
                                  ACQUISITION
                                  NETHERLANDS
                                         B.V.                  SANITEC INTERNATIONAL S.A.
                                --------------     -----------------------------------------------
                                  (unaudited)      (unaudited)      (unaudited)      (unaudited)
                                  Period from      Period from      Period from      Period from
                                  January 1 -        April 1 -         July 1 -      October 1 -
                                    March 31,         June 30,    September 30,     December 31,
                                         2002             2002             2002             2002
--------------------------------------------------------------------------------------------------
NET SALES                               251.5            257.1            236.9            239.9
Other operating income                    0.9              2.7              0.9              3.0
Operating expenses
   Cost of products sold -
     materials and consumables         (77.9)           (79.2)           (78.3)           (73.4)
   Personnel                           (78.8)           (79.0)           (68.3)           (73.5)
   Outside services                    (24.0)           (25.1)           (22.5)           (23.0)
   Depreciation and writedowns         (11.1)           (16.8)           (11.0)           (12.5)
   Amortization of goodwill            (11.1)           (11.2)           (11.3)           (10.5)
   Other operating expenses            (37.2)           (37.4)           (33.3)           (34.5)
--------------------------------------------------------------------------------------------------
OPERATING PROFIT                        12.3             11.1             13.2             15.5
==================================================================================================
EBITDA                                  34.5             39.1             35.5             38.5
==================================================================================================



(Amounts in millions of euro)
                                                  SANITEC INTERNATIONAL S.A.
                                  ---------------------------------------------------------
                                   (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                   Period from    Period from    Period from    Period from
                                   October 1 -    January 1 -      April 1 -       July 1 -
                                  December 31,      March 31,       June 30,      September
                                          2002           2003           2003       30, 2003
--------------------------------------------------------------------------------------------
NET SALES                                239.9          241.9          245.2          226.7
Other operating income                     3.0            1.6            1.2            1.3
Operating expenses
   Cost of products sold -
     materials and consumables          (73.4)         (73.7)         (77.2)         (74.7)
   Personnel                            (73.5)         (75.6)         (74.8)         (65.9)
   Outside services                     (23.0)         (22.0)         (20.6)         (19.8)
   Depreciation and writedowns          (12.5)         (11.4)         (10.8)         (10.7)
   Amortization of goodwill             (10.5)         (11.0)         (10.8)         (10.7)
   Other operating expenses             (34.5)         (34.7)         (38.6)         (34.0)
--------------------------------------------------------------------------------------------
OPERATING PROFIT                         15.5           15.1           13.6           12.2
============================================================================================
EBITDA                                   38.5           37.5           35.2           33.6
============================================================================================

                                                                25 November 2003
                                                                   Page 14 of 26


CONSOLIDATED SEGMENT INFORMATION


(Amounts in millions of euro)            POOL
                                  ACQUISITION
                                  NETHERLANDS                  SANITEC INTERNATIONAL S.A.
                                         B.V.
                              ----------------     ---------------------------------------------
                                  (unaudited)      (unaudited)      (unaudited)     (unaudited)
                                  Period from      Period from      Period from     Period from
                                  January 1 -        April 1 -         July 1 -     October 1 -
                                    March 31,         June 30,    September 30,    December 31,
                                         2002             2002             2002            2002
------------------------------------------------------------------------------------------------
Net Sales
 Bathroom Ceramics                      159.5            160.7            149.5           150.0
 Bath and Shower Products                74.0             79.0             69.5            71.1
 Vacuum Sewage Systems                   17.9             17.5             17.9            18.8
------------------------------------------------------------------------------------------------
TOTAL NET SALES                         251.5            257.1            236.9           239.9

EBITDA
 Bathroom Ceramics                       23.4             25.7             25.2            25.4
 Bath and Shower Products                 9.6             12.5              9.0            12.0
 Vacuum Sewage Systems                    1.5              0.9              1.3             1.1
------------------------------------------------------------------------------------------------
TOTAL EBITDA                             34.5             39.1             35.5            38.5

Net sales by region
 Central Europe (1)                      46.5             42.7             45.9            40.0
 South-West Europe                       41.1             39.6             32.5            29.2
 UK and Ireland                          24.9             27.3             27.0            31.2
 Benelux                                 22.9             22.6             18.6            20.6
 Southern Europe                         19.8             24.1             18.9            20.4
 Central Eastern Europe (1)              17.4             19.2             20.5            17.4
 North-East Europe                       54.9             57.6             49.7            55.7
 Export                                   6.1              6.5              5.9             6.6
 Evac                                    17.9             17.5             17.9            18.8
------------------------------------------------------------------------------------------------
 TOTAL                                  251.5            257.1            236.9           239.9




(Amounts in millions of euro)

                                          SANITEC INTERNATIONAL S.A.

                                 --------------------------------------------
                                 (unaudited)    (unaudited)      (unaudited)
                                 Period from    Period from      Period from
                                 January 1 -      April 1 -         July 1 -
                                   March 31,       June 30,    September 30,
                                        2003           2003             2003
-----------------------------------------------------------------------------
Net Sales
 Bathroom Ceramics                     155.6          155.1            145.9
 Bath and Shower Products               68.4           72.4             64.6
 Vacuum Sewage Systems                  17.9           17.7             16.2
-----------------------------------------------------------------------------
TOTAL NET SALES                        241.9          245.2            226.7

EBITDA
 Bathroom Ceramics                      25.7           24.2             23.7
 Bath and Shower Products               10.3            9.1              8.5
 Vacuum Sewage Systems                   1.5            1.9              1.4
-----------------------------------------------------------------------------
TOTAL EBITDA                            37.5           35.2             33.6

Net sales by region
 Central Europe (1)                     43.6           39.0             43.1
 South-West Europe                      41.0           39.7             33.7
 UK and Ireland                         24.5           26.4             24.9
 Benelux                                21.7           20.4             17.7
 Southern Europe                        21.3           24.5             18.8
 Central Eastern Europe (1)             14.6           16.5             19.4
 North-East Europe                      52.5           56.4             48.1
 Export                                  4.8            4.6              4.8
 Evac                                   17.9           17.7             16.2
-----------------------------------------------------------------------------
 TOTAL                                 241.9          245.2            226.7


(1) Czech Republic and Slovakia have been reclassified from Central Europe to Central Eastern Europe.

                                                                25 November 2003
                                                                   Page 15 of 26



Operating and Financial Review

The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis may contain management's evaluations and statements reflecting our views on future performance and may constitute forward-looking statements. These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, the nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors which may or may not be discussed below could affect our performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The discussion below in this subsection includes a comparison of the consolidated historical interim financial statements of Sanitec International S.A. for the period from January 1, 2003 to September 30, 2003 and for the period from January 1, 2002 to September 30, 2002, both in accordance with Finnish GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.


NET SALES

THIRD QUARTER 2003
CONSOLIDATED. Net sales for the third quarter 2003 were again strongly influenced by currency exchange effects and the sluggish economic situation in the Central European region, Germany in particular, and the Netherlands in the Benelux region. Net sales for the quarter were EUR 226.7 million (236.9 million), a decrease of 4.3% or EUR 10.2 million. Currency exchange rate effects, mostly from the Pound Sterling and Polish Zloty, contributed EUR 5.6 million or 54.9% of the total variance for the quarter. Excluding the currency exchange impact and a non-recurring item of EUR 0.9 million in the prior year in the Central European region net sales decreased EUR 3.7 million or 1.6%. Stronger sales in the U.K., particularly in the DIY (Do-It-Yourself) market, and a positive product mix in the Southern European region were not enough to offset the continuing slump in the building and renovation sectors, specifically in Germany and the Netherlands.

YEAR TO DATE SEPTEMBER 2003
CONSOLIDATED. Year to date September net sales reflect the continuing economic stagnation in the Central European region, Germany in particular, the Netherlands in the Benelux region, and a slowdown in export sales most notably to Russia. Net sales were EUR 713.8 million (745.5 million), a decrease of 4.3% or EUR 31.7 million. Currency exchange rate effects, mostly from the Pound Sterling and Polish Zloty, contributed EUR 18.9 million or 59.6% of the total variance for the first nine-month period of the year. Excluding the currency exchange impact and a non-recurring item of EUR 3.1 million in the prior year in the Central European region, net sales decreased EUR 9.7 million or 1.3% against the first nine-month period of 2002. Brand repositioning in the Southern European region, solid performance of the DIY market in the U.K., and the introduction of new products in the South Western European region have helped ease the effects of the economic situation in Germany and the Netherlands as well as the sales shortfall to the Russian market.


BATHROOM CERAMICS

THIRD QUARTER 2003
Bathroom ceramics net sales for the third quarter 2003 were EUR 145.9 million (149.5 million), a decrease of EUR 3.6 million or 2.4% over the third quarter of 2002. With exclusion of currency exchange rate effects and a non-recurring item in the Central European region in the prior year, Bathroom Ceramic net sales increased by EUR 0.8 million or 0.5% over the same quarter last year.

                                                                25 November 2003
                                                                   Page 16 of 26


YEAR TO DATE SEPTEMBER 2003
Bathroom ceramics net sales for the nine-month period of 2003 were EUR 456.6 million (469.7 million), a decrease of EUR 13.1 million or 2.8% over the first nine months of 2002. With exclusion of currency exchange rate effects and a non-recurring item in the Central European region in the prior year, Bathroom Ceramic net sales grew by EUR 1.5 million or 0.3% over the same period last year. Increased sales volumes in the U.K., the South West, and the Southern European regions as well as higher ASPs than in the previous year helped offset the poor results in the Central European and Benelux regions.

BATH AND SHOWER PRODUCTS

THIRD QUARTER 2003
Bath and shower products net sales for the third quarter of 2003 were EUR 64.6 million (69.5 million), a decrease of EUR 4.9 million or 7.1% compared to the third quarter of 2002. Excluding currency exchange rate effects, Bath and shower product sales finished at EUR 3.5 million or 5.0% behind the same quarter last year. This is due mostly to weak demand in the Central European region, specifically Germany, as well as slow sales to the Russian market.

YEAR TO DATE SEPTEMBER 2003
Bath and shower products net sales for the first nine-month period of 2003 were EUR 205.4 million (222.5 million), a decrease of EUR 17.1 million or 7.7% compared to the same period in 2002. Excluding currency exchange rate effects, Bath and shower product net sales finished EUR 13.0 million or 5.8% below the first nine months of 2002. Contributing to this variance are the tough market conditions in the Central European region, Germany, driven by the economic situation, as well as poor sales performance in Russia.

VACUUM SEWAGE SYSTEMS

THIRD QUARTER 2003
Vacuum sewage systems net sales for the third quarter of 2003 finished at EUR
16.2 million (17.9 million), a decrease of EUR 1.7 million or 9.5% compared to the respective quarter in 2002. Excluding currency exchange rate effects of EUR
0.8 million, Vacuum sewage systems net sales were lower by EUR 0.9 million or 5.0% below the same period last year. Somewhat stronger sales in the train sector were not enough to offset the negative development in marine and aviation sectors.

YEAR TO DATE SEPTEMBER 2003
Net sales until September finished at EUR 51.8 million (53.3 million), a decrease of 1.5 million or 2.8% compared to the same period of 2002. Excluding currency exchange rate effects of EUR 3.3 million, the first nine-month period of 2003 outperformed the first nine months of 2002 by EUR 1.8 million or 3.4%. Slight improvements in the train business were again not enough to offset the flat marine and aircraft markets.

OPERATING EXPENSES

THIRD QUARTER 2003
Operating expenses, excluding depreciation and amortization, finished the quarter EUR 8.0 million or 4.0% lower than in the third quarter of 2002 at EUR
194.4 million (202.4 million). Solid gains from savings programs and restructuring efforts implemented in 2002 and continuing in 2003 materialized notably in the third quarter of 2003.

Cost of products sold - materials and consumables was EUR 74.7 million (78.3 million), which is 4.6% or EUR 3.6 million below the third quarter of 2002. Improvements made by the strategic purchasing initiative started in 2002 were partially offset by a product mix shift and higher than usual energy costs.

Personnel costs improved against the third quarter of 2002 ending at EUR 65.9 million (68.3 million) which is EUR 2.4 million or 3.5% lower than the prior year. Excluding restructuring charges, personnel expenses were reduced in the quarter by EUR 4.8 million or 7.0% against the third quarter of 2002. Bathroom ceramics production network restructuring and continuing execution of Sales,

                                                                25 November 2003
                                                                   Page 17 of 26



General, and Administration function cost reduction plans are the primary contributors to this improvement.

Cost of outside services ended the quarter at EUR 19.8 million (22.5 million) which is a solid EUR 2.7 million or 12.0% lower than in the third quarter of 2002. This decrease is mostly attributable to reductions in subcontracting services used.

Other operating expenses increased slightly by 2.1% or EUR 0.7 million to EUR
34.0 million (33.3 million) compared to the third quarter of 2002.

YEAR TO DATE SEPTEMBER 2003
Operating expenses, excluding depreciation and amortization, until September 2003 finished EUR 29.4 million or 4.6% lower than in the first nine months of 2002 at EUR 611.6 million (641.0 million). This reduction was due to restructuring and integration efforts started in 2002. Excluding restructuring and integration related charges, operating expenses were EUR 36.8 million or 5.8% below the first nine months of 2002.

Cost of products sold - materials and consumables finished the first nine months of 2003 at EUR 225.6 million (235.4 million), which is 4.2% or EUR 9.8 million below the first nine months in 2002. The strategic purchasing savings initiative started in 2002 continued to gain momentum but was partially negated by higher energy costs and a product mix change.

Personnel costs showed improvement compared to the first nine months of 2002 finishing the same period in 2003 at EUR 216.3 million (226.0 million) which is EUR 9.7 million or 4.3% lower than in the prior year. Excluding restructuring charges, personnel expenses were reduced by EUR 15.5 million or 6.9% against the first half of 2003 on a like to like basis. Factory closures resulting from the Bathroom Ceramic production network restructuring efforts and efficiency from the execution of Sales, General, and Administration functions cost reduction plans generated solid savings in the first nine-month period of the year.

Costs of outside services were EUR 62.4 million (71.6 million), which is EUR 9.2 million or 12.8% lower than in first nine months of 2002. This improvement is attributable mostly to reductions in subcontracting activities group wide.

Other operating expenses decreased by 0.6% or EUR 0.7 million to EUR 107.3 million (108.0 million) compared to the first nine months of 2002. Excluding integration consulting related charges, other operating expenses were reduced by EUR 2.3 million or 2.2% against the first half of 2003 on a like to like basis. Successful implementation and control of the cost reduction initiatives in the Sales, General, and Administration functions are the primary drivers behind this improvement.


DEPRECIATION AND AMORTIZATION

THIRD QUARTER 2003
Depreciation and amortization for the third quarter of 2003 was EUR 21.4 million, which is EUR 0.9 million or 4.0% lower than the third quarter of 2002. The expense is lower due mostly to the disposition of closed production facilities and lower capital expenditure.

YEAR TO DATE SEPTEMBER 2003
Depreciation and amortization for the first nine months of 2003 totaled EUR 65.4 million (72.4 million), which is EUR 7.0 million or 9.7% lower than in the prior year. Most of the variance is due to an exceptional amortization expense of EUR
5.9 million in the second quarter of the prior year. The remainder is lower due mostly to the disposition of closed production facilities and lower capital expenditure.

OPERATING PROFIT

THIRD QUARTER 2003
Operating profit for the third quarter of 2003 was EUR 12.2 million (13.2 million), which is a decrease of EUR 1.0 million or 7.6% over the third quarter of 2002. In the third quarter of 2003 the operating profit margin was 5.4 % of net sales compared to 5.6% in the third quarter of the previous year. Excluding restructuring charges and integration consulting expenses, operating profit increased to 6.3% of net sales, which is EUR 1.5 million higher than in the third quarter of the prior year.

                                                                25 November 2003
                                                                   Page 18 of 26



Restructuring efforts in Bathroom ceramic production and cost savings programs in the Sales, General, and Administration functions contribute to this increase.

                                                                25 November 2003
                                                                   Page 19 of 26


YEAR TO DATE SEPTEMBER 2003
Operating profit for the first nine months of 2003 was EUR 40.9 million (36.6 million), which is an increase of EUR 4.3 million or 11.7% over the first nine months of 2002. In January - September 2003 the operating profit margin increased to 5.7% of net sales compared to 4.9% in January - September 2002. Excluding restructuring and integration related charges, operating profit increased to 7.0% of net sales, which is EUR 11.7 million higher than in the first nine months of the prior year. Permanent efficiency improvements from restructuring efforts in Bathroom ceramic production and cost savings program in the Sales, General, and Administration functions drive this increase in profitability.

EBITDA

THIRD QUARTER 2003
The EBITDA for the third quarter of 2003 was EUR 33.6 million (35.5 million) or EUR 1.9 million i.e. 5.4 % lower than in the third quarter of the prior year. Excluding restructuring and integration consulting related charges, adjusted EBITDA was EUR 0.7 million higher than at the same time last year and the margin increased from 14.8% in the third quarter of 2002 to 15.7% in the third quarter of 2003.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the third quarter of 2003 was EUR 23.7 million (25.2 million), a decrease of EUR 1.5 million or 6.0%. Various improvements in the Sales, General, and Administration expenses and production efficiency gains were offset by restructuring related charges.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the third quarter of 2003 was EUR 8.5 million (9.0 million), down EUR 0.5 million or 5.6% from the third quarter of 2002. The strategic purchasing initiatives enacted to reduce the cost of component material were not enough to offset restructuring related charges and the decreased sales volumes especially in Germany and Russia.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA for the third quarter of 2003 was EUR 1.4 million (1.3 million) an increase of 7.7% to the third quarter of 2002. Cost control programs coupled with a slight volume increase in the train business contributed to this improved performance.


YEAR TO DATE SEPTEMBER 2003
January - September EBITDA was EUR 106.3 million (109.0 million), 2.5% lower than in the prior year. Excluding restructuring and integration consulting related charges, adjusted EBITDA was EUR 4.7 million higher than at the same time last year and the margin increased from 14.8% in the first nine months of 2002 to 16.1% in the first nine months of 2003. This improvement was driven by the strategic purchasing initiatives to lower the cost of material and components, the restructuring of the Bathroom Ceramic production network to lower production costs, as well as the programs executed to lower Sales, General, and Administration expenses.

BATHROOM CERAMICS. Bathroom ceramics EBITDA in January - September 2003 was EUR
73.6 million (74.3 million), decrease of EUR 0.7 million or 0.9%. Various improvements in the Sales, General, and Administration expenses and the gains made through the restructuring of the Bathroom ceramics production network compensated for the restructuring related charges in these segments in the first nine months of 2003.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA in January - September 2003 was EUR 27.9 million (31.1 million), decrease of EUR 3.2 million or 10.3% from prior year. The strategic purchasing initiatives enacted to reduce the cost of component material and various Sales, General, and Administration function cost savings were offset by the sales volume decrease as well as restructuring charges in the first nine months of the year.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA in January - September 2003 was EUR 4.8 million (3.7 million) an increase of EUR 1.1 million or 29.7% from prior year. Improvements in the train and marine sectors as well as cost control programs drive this improvement.


OTHER INCOME & EXPENSES, NET

                                                                25 November 2003
                                                                   Page 20 of 26

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, writedowns of financial assets, and interest expenses and other financial expenses; in other words it represents our result of net financial position.

THIRD QUARTER 2003
Other income and expenses, net, increased by EUR 1.0 million or 4.4% to EUR 23.5 million (22.5 million) for the third quarter of 2003 compared to the third quarter of 2002.

YEAR TO DATE SEPTEMBER 2003
Other income and expenses, net, decreased by EUR 7.4 million or 9.6% to EUR 69.6 million (77.0 million) for January - September 2003 compared to January - September 2002. The variance is driven mostly by the redemption premium for the junior loan facility in the second quarter in the prior year.


INCOME TAXES

THIRD QUARTER 2003
Income taxes during the third quarter of 2003 were EUR 6.3 million (4.9 million), which represents a EUR 1.4 million or 28.6% increase against the same period in 2003. Cash payments of tax in the last quarter were EUR 4.5 million (2.4 million).

YEAR TO DATE SEPTEMBER 2003
Income taxes in January - September 2003 remained at the same level of the previous year and totaled EUR 18.7 million (EUR 18.5 million in January - September 2002). Cash payments of tax in the first nine months were EUR 13.9 million (EUR 11.1 million).


CAPITAL EXPENDITURE

THIRD QUARTER 2003
Total capital expenditure in the third quarter of 2003 was EUR 10.4 million (9.8 million), which is EUR 0.6 million or 6.1% higher than in the same quarter in the prior year.

YEAR TO DATE SEPTEMBER 2003
Total capital expenditure in January - September 2003 was EUR 22.8 million (49.6 million), which is EUR 26.8 million or 54.0 % lower than in the first nine months of 2002. The majority of this decrease, EUR 22.4 million, is related to one time refinancing costs of a junior credit facility into senior notes in the second quarter of the prior year. The remaining reduction of EUR 4.4 million or 16.4% reflects the focusing of our capital spending, other than normal maintenance investments, on selected strategically vital targets only.

PERSONNEL

THIRD QUARTER 2003
At the end of the third quarter of 2003, Sanitec had 7,932 employees, which is 451 employees less than at the same time in 2002 and 367 people less than employed on December 31, 2002. This represents also a reduction of 98 persons compared to the second quarter of 2003. The headcount reductions resulted from plant closings in Germany and the UK and personnel reductions in the sales, general and administration areas. These reductions were partially offset by an addition of personnel in our plants in low cost regions.

SUBSEQUENT EVENTS

Dr. Ulrich Wohr has been appointed member of the Supervisory Board of Sanitec Oy, replacing Dr. Hanns Ostmeier.

                                                                25 November 2003
                                                                   Page 21 of 26



NET INDEBTEDNESS


(Amounts in millions of euro)                   POOL
                                         ACQUISITION
                                         NETHERLANDS
                                                B.V.                SANITEC INTERNATIONAL S.A.
                                      ---------------      -------------------------------------------
                                                  At             At               At                At
                                           March 31,       June 30,    September 30,      December 31,
                                                2002           2002             2002              2002
------------------------------------------------------------------------------------------------------
Total debt                                   1,141.7        1,146.7          1,139.3           1,155.6
(including shareholder loan and PIK
    loan)
Cash and bank balances (-)                      51.6           29.3             54.0              34.6
Shareholder loan (-)                           312.2          312.0            312.0             334.3
PIK loan (-)                                    60.0           66.7             66.7              70.7
------------------------------------------------------------------------------------------------------
TOTAL NET DEBT (1)                             717.9          738.7            706.6             716.0
Interest bearing receivables /
   short-term (-)                                6.0            6.3              6.0               5.9
Interest bearing receivables /
   long-term (-)                                 9.1            9.0              9.1               9.0
------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (EXCLUDING
   SHAREHOLDER LOAN AND PIK
   LOAN)                                       702.7          723.4            691.5             701.1
------------------------------------------------------------------------------------------------------
Shareholder loan (+)                           312.2          312.0            312.0             334.3
PIK loan (+)                                    60.0           66.7             66.7              70.7
NET INDEBTEDNESS (INCLUDING
   SHAREHOLDER LOAN AND PIK
   LOAN)                                     1,074.9        1,102.1          1,070.2           1,106.1
======================================================================================================



(Amounts in millions of euro)

                                              SANITEC INTERNATIONAL S.A.
                                      ------------------------------------------
                                             At            At               At
                                      March 31,      June 30,    September 30,
                                           2003          2003             2003
--------------------------------------------------------------------------------
Total debt                              1,154.0       1,148.0          1,144.0
(including shareholder loan and PIK
    loan)
Cash and bank balances (-)                 14.1          15.3             31.3
Shareholder loan (-)                      334.3         334.3            334.3
PIK loan (-)                               70.7          75.7             75.7
--------------------------------------------------------------------------------
TOTAL NET DEBT (1)                        734.9         722.7            702.7
Interest bearing receivables /
   short-term (-)                           5.5           4.9              5.5
Interest bearing receivables /
   long-term (-)                            9.0           9.4              9.7
--------------------------------------------------------------------------------
NET INDEBTEDNESS (EXCLUDING
   SHAREHOLDER LOAN AND PIK
   LOAN)                                  720.4         708.4            687.5
--------------------------------------------------------------------------------
Shareholder loan (+)                      334.3         334.3            334.3
PIK loan (+)                               70.7          75.7             75.7
NET INDEBTEDNESS (INCLUDING
   SHAREHOLDER LOAN AND PIK
   LOAN)                                1,125.4       1,118.4          1,097.5
================================================================================


(1) We define total net debt as the total of Long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

                                                                25 November 2003
                                                                   Page 22 of 26


DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR
OPERATING, INVESTING AND FINANCING ACTIVITIES JULY - SEPTEMBER 2003.

(Amounts in millions of euro)                                                         SANITEC
                                                                                INTERNATIONAL
                                                                       CHANGE            S.A.
----------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) JUNE 2003                       1,118.4
Change of net indebtedness
    Increase/(Decrease) of interest bearing debt                        (4.0)
    (Increase)/Decrease of interest bearing loan receivable             (0.9)
    (Increase)/Decrease in cash and cash equivalents                   (16.0)
Increase/(Decrease) of net indebtedness July - September 2003                          (20.9)
----------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCL. SHAREHOLDER LOAN AND PIK) SEPTEMBER 2003                      1,097.5
----------------------------------------------------------------------------------------------
Uses/sources
----------------------------------------------------------------------------------------------
Uses/sources cash effective
    Cash flow from operating activities                                  30.3
    Cash flow from investing activities                                (10.2)
    Other variances                                                       0.8            20.9
----------------------------------------------------------------------------------------------
DECREASE OF NET INDEBTEDNESS JULY - SEPTEMBER 2003                                       20.9
==============================================================================================




LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2007 and thereafter:



(Amounts in millions of euro)

YEAR
------------------------------------------------
2003 (October- December)                   11.4
2004                                       39.2
2005                                       48.2
2006                                       58.2
2007                                       67.2
Thereafter                                246.9
------------------------------------------------
TOTAL SENIOR CREDIT                       471.1
================================================

                                                                25 November 2003
                                                                   Page 23 of 26



As of September 30, 2003, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,141.1 million, and our total short-term debt amounted to EUR 2.9 million.


(Amounts in millions of euro)                              SANITEC INTERNATIONAL S.A.
                                                   -----------------------------------------
                                                   December 31, 2002     September 30, 2003
--------------------------------------------------------------------------------------------
   LONG TERM DEBT INCLUDING CURRENT PORTION
  Senior A                                                     267.9                  254.3
  Senior B                                                     108.9                  108.4
  Senior C                                                     108.9                  108.4
  High Yield Bond                                              260.0                  260.0
--------------------------------------------------------------------------------------------
                                                               745.7                  731.1

Short-term and overdrafts                                        4.9                    2.9

PIK On-Loan I                                                   70.7                   75.7
Shareholder On-Loan I                                          334.3                  334.3
--------------------------------------------------------------------------------------------
TOTAL                                                        1,155.6                1,144.0
============================================================================================




Our long-term debt as of September 30, 2003 matures as follows:

(Amounts in millions of euro)

YEAR
--------------------------------------------------
2003 (October - December)                    11.4
2004                                         39.2
2005                                         48.2
2006                                         58.2
2007                                         67.2
Thereafter                                  916.9
--------------------------------------------------
TOTAL LONG-TERM DEBT                      1,141.1
==================================================


We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility which is subject to restrictive covenants. Currently, no credit is drawn from this revolving credit facility. In addition in September 30, 2003, certain of our operating subsidiaries had an aggregate of EUR 7.6 million of borrowing capacity under credit facilities of EUR 10.5 million.

In view of the current, uncertain economic environment, in July 2002 we renegotiated with the syndicate of banks and financial institutions that participate in our senior multi-currency term loan and revolving credit facility the "total net debt leverage ratio covenant" of that facility. For the purpose of calculating the "total net debt leverage ratio covenant", we are allowed to adjust EBITDA by any items treated as exceptional or extraordinary and any operational expenses directly related to the acquisition of Sanitec Oyj by Sanitec International S.A. The revised covenant levels, until September 30, 2005, are set forth in the following table.

                                                                25 November 2003
                                                                   Page 24 of 26



                                             X EBITDA
------------------------------------------------------------
July 1, 2003 - September 30, 2003              4.90
October 1, 2003 - March 31, 2004               4.55
April 1, 2004 - June 30, 2004                  4.25
July 1, 2004 - September 30, 2004              4.00
October 1, 2004 - September 30, 2005           3.50


We are in compliance with all our loan covenants as well as the provisions of the indenture.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.


INTEREST RATE RISK MANAGEMENT

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. See section "Description of Other Indebtedness and Certain Related Agreements". We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at September 30, 2003, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

                                                                25 November 2003
                                                                   Page 25 of 26




(Amounts in millions of euro)                  SANITEC INTERNATIONAL S.A.
                             -------------------------------------------------------------------
                              2003    2004      2005      2006     2007     Thereafter    Total
------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                   11.4    39.2      48.2      58.2     67.2        246.9      471.1
Weighted av. Rate             4.8%    4.8%      4.8%      4.8%     4.8%         5.1%       4.9%
PIK loan                       --      --       --        --        --          75.7       75.7
Rate                           --      --       --        --        --         13.0%      13.0%
Weighted av. Rate             4.8%    4.8%      4.8%      4.8%     4.8%         6.9%       6.1%

Interest rate swaps:
Variable to fixed              --     50.0     108.6     200.0      --           --       358.6
Average pay rate               --     4.1%      4.3%      4.0%      --           --        4.1%

Interest rate options:
Sold floors:                   --   50,000      --        --        --           --      50,000
Weighted av. Strike:           --     2.8%      --        --        --           --        2.8%
Bought caps:                   --   50,000      --        --        --           --      50,000
Weighted av. Strike:           --     4.5%      --        --        --           --        4.5%
------------------------------------------------------------------------------------------------


This table presents the carrying amounts (accrued interests) and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.



(Amounts in millions of euro)                        SANITEC INTERNATIONAL S.A.
                      ---------------------------------------------------------------------------------------
                                  December 31, 2002                            September 30, 2003
                      -------------------------------------------   -----------------------------------------
                                                            Avg.                                      Avg.
                       Contract  Carrying       Fair    Maturity    Contract   Carrying    Fair     Maturity
                         Amount     Value      Value    (months)      Amount     Value     Value    (months)
-----------------------------------------------------------------   -----------------------------------------
IRS (Euribor)             330.0     (1.4)      (8.0)      40.2       330.0      (9.8)     (10.7)      31.1
IRS (GBP -Libor)           30.7       0.0      (0.9)      36.2        28.6        0.0      (0.6)      27.1

Interest rate options     100.0       0.0      (0.2)      24.0       100.0        0.0      (0.4)      14.9

Foreign exchange
    forwards              150.8       0.0        0.3       2.8       150.9        0.0        2.3       2.8
Foreign exchange
    options                 4.2       0.0        0.0       0.7        18.6        0.0        0.1       3.5

                                                                25 November 2003
                                                                   Page 26 of 26


FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at September 30, 2003, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.


(Amounts in millions of euro)

Currency      Notional Amount     Fair Value Amount    Proforma Change in Values
--------------------------------------------------------------------------------
DKK                      19.6                  19.6                          1.8
GBP                      16.1                  16.1                          1.5
NOK                      12.1                  12.2                          1.1
SEK                      46.0                  47.1                          3.8
USD                      13.9                  14.3                          1.0
Others                   43.2                  43.9                          3.9
--------------------------------------------------------------------------------
TOTAL                   150.9                 153.2                         13.1
================================================================================



COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.